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VEDDERPRICE                    VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
                               222 NORTH LASALLE STREET
                               CHICAGO, ILLINOIS 60601
                               312-609-7500
                               FACSIMILE: 312-609-5005

AMY E. LEWIS
312-609-7837                   OFFICES IN CHICAGO, NEW YORK CITY AND ROSELAND,
amylewis@veddeprice.com        NEW JERSEY

                               August 26, 2005

Mr. James E. O'Connor
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:      ABN AMRO Funds (the "Trust" or "Registrant")
               File Numbers 811-8004 and 33-68666

Dear Mr. O'Connor:

      On June 30, 2005, the Registrant filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 59 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the "Registration Statement") in connection with the Registrant's offering of Class I shares of ABN AMRO Real Estate Fund and ABN AMRO Value Fund, each a series of the Trust (the "Funds"). You provided comments on the Registration Statement in a telephone conference on August 19, 2005. The following sets forth those comments and the Registrant's responses to them.

PROSPECTUS

      1. COMMENT: Please state supplementary whether there is a discussion of the material factors and the conclusions with respect thereto that formed the basis for the Board of Trustees' approval of the Funds' investment advisory agreements that meets the requirements of Item 21(d)(6) of Form N-1A in the Funds' semi-annual or annual report to shareholders. If there is, please indicate on page 13 of the prospectus that such discussion is available in the Funds' semi-annual or annual report to shareholders.

            RESPONSE: The semi-annual report to shareholders of the Funds' Class N shares dated April 30, 2005 contains a discussion of the Board of Trustees' basis for approving the Funds' investment advisory and sub-advisory contracts that the Registrant believes meets the requirements of Item 21(d)(6) of Form N-1A. Disclosure has been added to the prospectus referring investors to the Funds' Class N semi-annual report dated April 30, 2005 for such discussion. Investors are also referred to the Funds' Class I statement of additional information, which contains the same discussion of the Board of Trustees' basis for approving the investment advisory and sub-advisory contracts that is included in Funds' Class N semi-annual report.

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VEDDERPRICE

Securities and Exchange Commission
August 26, 2005
Page 2

      2. COMMENT: In the section "Shareholder Information - Transaction Policies - Calculating Share Price," please indicate whether the Board of Trustees periodically reviews the guidelines used to fair value the Funds' portfolio securities.

            RESPONSE: The requested disclosure has been added.

      3. COMMENT: The section "Dividends, Distributions and Taxes" states that the gain or loss on shares held for one year or less will be treated as a short-term capital gain or loss. Please add that such gain or loss will be taxable at ordinary rates.

            RESPONSE: The requested disclosure has been added.

STATEMENT OF ADDITIONAL INFORMATION

      4. COMMENT: The section "Investment Objectives, Strategies and Risk Considerations - Futures Contracts" states that writing call options on a futures contract constitutes a partial hedge against the declining price of the security or foreign currency that is deliverable upon exercise of the futures contract. Please explain supplementary why writing a call option on a futures contract constitutes a partial hedge and explain in the statement of additional information the consequences to a Fund if a call option written by the Fund is exercised.

            RESPONSE: The Section "Investment Objectives, Strategies and Risk Considerations - Futures Contracts" has been revised to clarify the risks of writing options.

      5. COMMENT: The section "Investment Objectives, Strategies and Risk Considerations - Options - Covered Call Writing" states that the Funds may write covered call options without limit. If writing covered call options is a principal investment strategy, please add to the prospectus a description of the Funds' use of covered call writing and describe the tax implications of writing covered call options. If writing covered call options is not a principal investment strategy, please explain why it is not a principal investment strategy.

            RESPONSE: The Funds may enter into covered call transactions from time to time to the extent that market conditions are favorable for such transactions and such transactions are consistent with each Fund's investment objective. The use of covered call options is not a primary investment technique for either Fund. Accordingly, the Registrant has not added the requested disclosure to the prospectus. Additional disclosure on covered calls, including tax implications, is contained in the statement of additional information.

      6. COMMENT: The section "Investment Objectives, Strategies and Risk Considerations - Mortgage-Backed Securities and Mortgage Pass-Through Securities" states that obligations issued by the Federal Home Loan Bank are among the mortgage-backed securities in which

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VEDDERPRICE

Securities and Exchange Commission
August 26, 2005
Page 3

            the Funds may invest. Please confirm whether the Federal Home Loan Bank issues mortgage-backed securities.

            RESPONSE: The Registrant confirms that the Federal Home Loan Bank issues mortgage-backed securities.(1)

      7. COMMENT: In the section "Investment Advisory and Other Services - Portfolio Managers," please include a description of the compensation of the Funds' portfolio managers that meets the requirements of Item 15(b) of Form N-1A.

            RESPONSE: A description of the compensation of the Funds' portfolio managers that the Registrant believes meets the requirements of Item 15(b) of Form N-1A has been added to the referenced section of the statement of additional information.

                                     * * *

      To the extent appropriate, these responses will be incorporated into the prospectus and statement of additional information filed with the Commission pursuant to Rule 485(b) under the Securities Act of 1933.

      If you have any questions or comments, please contact the undersigned at
(312) 609-7837.

                                              Very truly yours,

                                              /s/ Amy E. Lewis
                                              ------------------------
                                              Amy E. Lewis

AEL/klf

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(1) Based on publicly available information, Fannie Mae, Freddie Mae and the
Federal Home Loan Bank issued $902 billion, $645 billion and $211 billion of mortgage-backed securities, respectively, in 2003.